June 12, 2012

VIA EDGAR

Raj Rajan
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C., 20549

Re:          Bonanza Goldfields Corporation
Form 10-K for Fiscal Year ended
June 30, 2011
Filed December 30, 2011
File No. 000-53612

Dear Mr. Rajan,

We have reviewed your letter dated May 18, 2012 concerning the following comments.  Under each comment we have responded and have provided additional information to bring about a resolution of these matters.  At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

Forms 10-Q for the Quarterly Periods Ended September 31, 2011, December 31, 2011 and March 31, 2012.

General

1.	We note you have not submitted Interactive Data pursuant to Item 601(b)(101) of Regulation S-K. Please tell us why such data is not required to be submitted or amend to provide.

RESPONSE

We have amended the Forms 10-Q for the Quarterly Periods Ended September 31, 2011, December 31, 2011 and March 31, 2012 to include the Interactive Data pursuant to Item 601(b)(101) of Regulation S-K. The filings were all made on May 18, 2012.

2.
In future filings, including any amendments to these form 10-Q, please indicate on the cover page by check mark whether you submitted electronically every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

RESPONSE

We have noted your comment, and have reported on the aforementioned amendments and will disclose in future filings, by check mark whether we submitted electronically every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bonanza Goldfields Corp.

/s/ Peter Cao
Peter Cao
CEO
e-mail: peter@bonanzagoldfields.com